                                                                      Exhibit 99


Release                                                       Deutsche Bank

Deutsche Bank reaches settlement agreement in WorldCom class action litigation

NEW YORK / FRANKFURT AM MAIN, 10 March 2005 - Deutsche Bank today announced it has reached a settlement agreement in the WorldCom class action litigation, which was brought on behalf of purchasers of WorldCom securities. The case is pending in the U.S. District Court in the Southern District of New York. (In re WorldCom, Inc. Securities Litigation, Master File No.02 CIV 3288)

Under the terms of the agreement, which is subject to court approval, Deutsche Bank will pay $325 million to the settlement class. Although it denies that it engaged in any wrongdoing, Deutsche Bank is pleased to resolve this matter. As a result of this settlement, Deutsche Bank will reduce the 2004 net income disclosed in the release of preliminary earnings published on 3 February 2005 by EUR 74 million, to EUR 2,472 million. The adjusted amount will be reflected in Deutsche Bank's 2004 Form 20-F to be filed later this month, and in its 2004 Annual Report.

For further information, please contact:

Press and Media Relations                   Investor Relations
Ted Meyer                                   +49 69 910 35395 (Frankfurt)
+1 212-250-7253                             +1 212 250 7125 (New York)
                                            db.ir@db.com

This Release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this Release that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our management agenda; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 25 March 2004 in the section "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.